March 9, 2012

VIA EDGAR

Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	American Capital, Ltd. Preliminary Proxy Statement for the 2012 Annual
Meeting (File No. 814-00149) (the “Preliminary Proxy Statement”)

Dear Ms. Cole:

American Capital, Ltd. (the “Company”) hereby submits the following response to the comments that you provided by telephone to my colleagues Cydonii V. Fairfax and Angela Patterson, on March 6, 2012 regarding the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) review of the Preliminary Proxy Statement.

To assist your review, we have set forth the comments of the Staff followed by the Company’s response thereto in each numbered paragraph. Capitalized terms not defined herein have the meaning set forth in the Preliminary Proxy Statement.

1)	In “Proposal 2: To Adopt An Amendment To Our Certificate of Incorporation To Preserve Certain Tax Benefits,” you are proposing that your stockholders adopt an amendment to your Certificate of Incorporation to add Section 4.5 to your Certificate of Incorporation (the “Charter Amendment”) and impose restrictions on transfers of your common stock in order to preserve certain tax benefits. In your response, please identify any other business development companies or publicly-traded companies that have proposed the adoption of similar charter amendments to their stockholders. In addition, please also confirm your understanding that the Staff is not commenting on the legality of such an amendment in your response.

The following is a non-inclusive list of other publicly-traded companies that have also submitted similar charter amendment proposals to their shareholders for approval:

Mary Cole, Esq.

March 9, 2012

Company Name	Ticker Symbol	Year
Beazer Homes USA, Inc.	BZH	2011
GenCorp Inc.	GY	2010
Toll Brothers, Inc.	TOL	2010
Radian Group Inc.	RDN	2010
Casual Male Retail Group, Inc.	CMRG	2009
Meritage Homes Corporation	MTH	2009
The Ryland Group, Inc.	RYL	2009

We are not aware of any other business development companies (“BDCs”) that have submitted a similar charter amendment proposal to their shareholders for approval. This is likely because virtually all BDCs have elected to be taxed as regulated investment companies (“RICs”) as defined in Subchapter M of the Internal Revenue Code of 1986 (the “Code”), while we are now subject to taxation under Subchapter C of the Code. Unlike RICs, Subchapter C corporations are able to carry forward operating losses to succeeding years. On page 9 of the Preliminary Proxy Statement, we note that, on a tax-effected basis, as of December 31, 2011, our tax benefits resulted in $1.269 billion of gross deferred tax assets, of which we recognized $428 million, or $1.30 of our net asset value per share. Consequently, we proposed the adoption of the Charter Amendment to our stockholders to help us preserve the inadvertent loss of this significant asset. We understand that the Staff is not commenting on the legality of the Charter Amendment.

2)	Please explain how the transfer restrictions would be evidenced if Proposal 2 is approved.

If Proposal 2 is approved, we will instruct our transfer agent to add a legend indicating such transfer restrictions on any physical certificates evidencing shares of our common stock that are issued or transferred after the effective date of the Charter Amendment. For shares of our common stock that are held in book-entry form, we will notify The Depository Trust Company of such restrictions and will instruct The Depository Trust Company to note the transfer restrictions on the book entry records in its system. We will also disclose such transfer restrictions generally to the public, by issuing a press release and filing a Current Report on Form 8-K with the Commission.

3)	Please discuss whether there is any risk of the Company being delisted from NASDAQ if Proposal 2 is approved.

We do not believe that there is a risk that we will be delisted from The NASDAQ Global Select Market if Proposal 2 is approved because we are unaware of any continued listing requirement under NASDAQ rules prohibiting the adoption of transfer restrictions on a company’s common stock in its charter. In addition, as previously noted, other publicly-traded companies have implemented similar transfer restrictions on their shares through charter amendments, including one that is also listed on The NASDAQ Global Select Market.

Mary Cole, Esq.

March 9, 2012

4)	In Proposal 2, there is a statement that as of December 31, 2011, you had “$2.4 billion of net unrealized depreciation and other tax attributes for U.S. federal income tax purposes.” Please confirm that this number is correct.

We confirm that, as of December 31, 2011, we had $2.4 billion of net unrealized depreciation and other tax attributes for U.S. federal income tax purposes. This amount is disclosed on a tax-effected basis as a component of our deferred tax assets in Note 12 on page 15 of our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Commission on February 27, 2012.

5)	In Proposal 2, there is a statement that “[w]e do not believe we have any “Section 382 five-percent shareholders” at this time. Please confirm that you do not have any “Section 382 five-percent shareholders” at this time.

We note that for determining the existence of “Section 382 five-percent shareholders,” U.S. Federal income tax law allows publicly traded companies to rely on certain filings made by stockholders under the Securities Exchange Act of 1934, as amended. Thus, for purposes of determining the existence and identity of, and the amount of common stock owned by, any stockholder, we have reviewed the existence or absence of filings with the Commission of Schedules 13D, 13F and 13G (or any similar filings) to date. Based on our review, we confirm that the Company does not currently have any “Section 382 five-percent shareholders” as such term is defined under the Code (which may differ from the determination of beneficial ownership for the Commission’s reporting purposes). We also note that, if the Company does have a “Section 382 five-percent shareholder” prior to the effectiveness of the Charter Amendment, the Charter Amendment would only generally prohibit the shareholder from increasing its ownership percentage of our common stock. The shareholder would not be required to reduce its holdings below the 5% threshold level.

6)	In Proposal 2, you state that “[t]he transfer restrictions contained in the proposed Charter Amendment will not apply to any person who has acquired at least a majority of our common stock in connection with an offer to acquire 100% of our common stock then outstanding.” In your response, please clarify how a person could acquire at least a majority of your common stock if Proposal 2 is approved.

If Proposal 2 is approved, a person may still be able to acquire a majority of our outstanding common stock if the person purchases the shares in connection with making a tender offer for 100% of our outstanding shares of common stock. In such case, the acquirer would be considered as an “Exempt Person” under the Charter Amendment, which person is expressly excluded from the transfer restrictions.

Mary Cole, Esq.

March 9, 2012

7)	In Proposal 2, on page 11 of the Preliminary Proxy Statement, you state that “[t]o the extent permitted by law, any stockholder who knowingly violates the transfer restrictions will be liable for any and all damages suffered by us as a result of such violation, including damages resulting from a reduction in, or elimination of, the Corporation’s ability to utilize its Tax Benefits and any professional fees incurred in connection with addressing such violation.” In your response, please clarify what this statement means and the extent of the liability. If a stockholder could potentially be liable for the full amount of the tax benefit loss to the fund, please note this in bold in your proxy statement. Please also indicate if this would not be the case for a stockholder who votes against the proposal. In addition, in your response, please state the legal basis for such a claim by the fund.

In response to this comment, we propose to include the following additional disclosure in Proposal 2 in lieu of the paragraph referenced above:

“The Charter Amendment provides us with various remedies against persons who knowingly sell or acquire shares in violation of the Charter Amendment and thereby knowingly cause harm to the Corporation by limiting its ability to utilize its Tax Benefits. In particular, the Charter Amendment provides that, to the extent permitted by law, any person who knowingly violates the Charter Amendment, together with any persons in the same control group with such person, are jointly and severally liable to us for, and must indemnify us against, any and all damages suffered by us as a result of such violation, including damages resulting from a reduction in, or elimination of, the Corporation’s ability to utilize its Tax Benefits and any professional fees incurred in connection with addressing such violation. The amount of such damages claimed could equal the full amount of our lost Tax Benefits and in certain cases, punitive damages. As noted below, under Delaware law, the shares of our common stock that are not voted in favor of the Charter Amendment will not be subject to the transfer restrictions. Thus, a stockholder who votes its shares of common stock against the Charter Amendment and a person who subsequently acquires the shares from such person or a transferee of such person may not be liable to us for the loss of any Tax Benefits resulting solely from the transfer of such shares because they are not subject to the Charter Amendment. However, if the Charter Amendment is approved, we intend to take the position that all of the outstanding shares of common stock are subject to the Charter Amendment, and the burden would be on a stockholder to establish that the shares of common stock that they propose to transfer were voted against the Charter Amendment.”

Mary Cole, Esq.

March 9, 2012

The new disclosure clarifies that the Charter Amendment provides us with various remedies to prevent or respond to a purported transfer that violates its provisions, including expressly providing that, to the extent permitted by law, any person who knowingly violates the Charter Amendment is liable to us for any and all damages suffered as a result of such violation. Thus, if a stockholder knowingly violates the transfer restrictions, we would be able to bring a suit against such person, including for tort or breach of contract, for damages resulting from the loss of any of our tax benefits as well as attorney’s fees and auditor fees.

* * * * *

We hope that this letter addresses the Staff’s questions and comments. If we can be of assistance in facilitating the Staff’s review of the foregoing responses, please contact Cydonii Fairfax at (301) 841-1384 or me at (301) 841-1405. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Samuel A. Flax

Samuel A. Flax
Executive Vice President and General Counsel

cc:	Keith O’Connell, Esq.